Exhibit 99.1

Ozon Reports Unaudited Fourth Quarter and Full Year 2022 Results

April 6, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”) announces its unaudited financial results for the fourth quarter and the full year-ended December 31, 2022.

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GMV incl. services increased by 67% year-on-year to RUB 296.0 billion in Q4 2022 boosted by Ozon Marketplace (3P) GMV nearly doubling. In the full-year 2022 our GMV incl. services grew by 86% year-on-year to RUB 832.2 billion, as the number of orders more than doubled to 465 million bolstered by a larger customer base and a rising order frequency, which reached 13.2 orders per active customer per annum. Number of active buyers rose by 9.6 million to 35.2 million in 2022, while number of active sellers increased by more than 2.5 times year-on-year and exceeded 230 thousand. Effective logistics operations underpin our growth. Ozon’s total warehouse footprint expanded by 36% year-on-year and reached 1.4 million square meters as of December 31, 2022.

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Total revenue increase of 41% and 55% year-on-year in Q4 2022 and full-year 2022, respectively, was augmented by growth in our service revenues of 123% year-on-year in Q4 2022 and 147% in the full-year 2022 which stemmed from growth in 3P GMV growth coupled with the rising take rate[1], reinforced by advertising revenue almost tripling.

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Adjusted EBITDA was positive for the third consecutive quarter and reached RUB 3.9 billion in Q4 2022 mainly due to the increase in revenue, in particular service revenue, optimization of fulfilment and delivery expenses and a reduction of our sales and marketing costs. Adjusted EBITDA improved by 10.3 p.p. to 1.3% as a percentage of GMV incl. services in Q4 2022 and improved sequentially by 0.4 p.p. compared to Q3 2022.

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Loss for the period decreased significantly year-on-year to RUB 11.2 billion in Q4 2022 and remained broadly flat at RUB 58.2 billion for the full-year 2022, despite a one-off operating expense of RUB 10.2 billion resulting from a fire incident at our fulfillment center in the Moscow region in August 2022.

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Net Cash Generated from Operating Activities was positive and reached RUB 8.5 billion in Q4 2022. A reduction compared to RUB 15.3 billion generated in Q4 2021 was largely attributed to a lower contribution from accounts payable and a greater cash outflow related to inventory purchases.

●	Cash, cash equivalents and short-term bank deposits amounted to RUB 90.5 billion (an equivalent of 1.3 billion in USD terms2) as of December 31, 2022.

1 Take rate is Marketplace commission as a percentage of 3P GMV in a given period.

2 The USD equivalent was calculated as RUB amounts of cash, cash equivalents and short-term deposits converted from RUB using the exchange rate as of the end of the reporting period: RUB 70.3375 per 1 USD as of December 31, 2022 (source: the Central Bank of the Russian Federation).

Summary Table: Key Operating and Financial Metrics

(RUB in millions, unless indicated otherwise)	For the three months ended December 31,			For the year ended December 31,
	2022	2021	YoY change, %	2022	2021	YoY change, %
GMV incl. services	296,019	176,805	67%	832,240	448,260	86%
Number of orders, million	174.6	92.1	90%	465.4	223.3	108%
Number of active buyers, million	35.2	25.6	37%	35.2	25.6	37%
Annual order frequency	13.2	8.7	52%	13.2	8.7	52%
Share of Marketplace GMV	78.4%	67.7%	10.7 pp	76.2%	64.8%	11.4 pp
Total revenue	93,626	66,298	41%	277,115	178,215	55%
Adjusted EBITDA	3,933	(15,886)	-	(3,215)	(41,156)	(92%)
Adjusted EBITDA as a percentage of GMV incl. services	1.3%	(9.0%)	10.3 pp	(0.4%)	(9.2%)	8.8 pp
Loss for the period	(11,212)	(20,794)	(46%)	(58,187)	(56,779)	2%
Net cash generated from/ (used in) operating activities	8,534	15,266	(44%)	(18,753)	(13,626)	38%

Note that Adjusted EBITDA is non-IFRS financial measure. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of GMV incl. services, number of orders, number of active buyers, number of active sellers and Share of Marketplace GMV in “Other Key Operating Measures” section of this press release.

This press release includes information for the three months and twelve months ended December 31, 2022 and December 31, 2021. The information for the three months and twelve months ended December 31, 2022, and the three months ended December 31, 2021 has not been audited or reviewed by the Company’s auditors.

Summary Table: Unaudited Consolidated Statement of Financial Position Data

(RUB in millions)	As of
	December 31, 2022	December 31, 2021
Assets
Total non-current assets	129,918	74,752
Total current assets	154,903	166,586
Total assets	284,821	241,338
Equity and liabilities
Total equity	(16,647)	30,608
Total non-current liabilities	106,594	86,794
Total current liabilities	194,874	123,936
Total liabilities	301,468	210,730
Total equity and liabilities	284,821	241,338

About OZON

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its fulfillment infrastructure and delivery network enables Ozon to provide fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Presentation of Financial and Other Information

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

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GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

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Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

●	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

●	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

●	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding December 31, 2022.

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others Adjusted EBITDA. We define:

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Adjusted EBITDA is calculated as loss for the period before income tax expense, total non-operating expense /(income), depreciation and amortization and, share-based compensation expense and losses related to the fire incident.

Use of Non-IFRS Financial Measures

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release: Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense and (gains)/losses related to the fire incident.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses, non-operating income/(expense), and material non-recurring items. Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. We believe it is useful to exclude losses related to the fire incident as these losses relate to a material non-recurring event, which is not indicative of our future performance. Adjusted EBITDA has its limitations as a financial measure and you should not consider it in isolation, or as a substitute for loss for the period, as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

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although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

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adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

●	although share-based compensation expenses are non-cash charges, we cannot assure that we will not perform a buy-back or other similar transaction which leads to a cash outflow;
●	although losses related to the fire incident resulted from a material non-recurring event, there is no assurance that such or similar losses will not recur in the future; and
●	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended December 31,		For the year ended December 31,

	2022	2021	2022	2021
Loss for the period	(11,212)	(20,794)	(58,187)	(56,779)
Income tax expense/(benefit)	15	(47)	1,025	2
Total non-operating expenses / (income)	7,502	(1,442)	13,013	(2,079)
Depreciation and amortization	5,527	3,331	19,770	9,880
Share-based compensation expense	2,721	3,066	10,999	7,820
(Gains) / Losses related to the fire incident	(620)	-	10,165	-
Adjusted EBITDA	3,933	(15,886)	(3,215)	(41,156)

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, negative global or regional economic conditions, potential negative developments in the COVID-19 pandemic, , other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes information for the three months and twelve months ended December 31, 2022 and December 31, 2021. The information for the three months and twelve months ended December 31, 2022, and the three months ended December 31, 2021 has not been audited or reviewed by the Company’s auditors. The information for the three months and twelve months ended December 31, 2022 contains preliminary estimates. The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available information. The preliminary estimates are subject to revision as the Company prepares its consolidated financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2022. These preliminary estimates should not be viewed as a substitute for the Company’s consolidated financial statements or other information to be set forth in its 2022 Annual Report on Form 20-F.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.